Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23

A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Annual General Stockholders' Meeting held on April 27, 2021 at 11:00 a.m. exclusively held online, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoescominvestidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IIC3Q==&linguagem=en		Approve	4,559,418,578	99.99709
			Reject	1,240	0.00003
			Abstain	131,300	0.00288
2	Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020:		Approve	4,559,354,515	99.99578
			Reject	-	-
			Abstain	192,473	0.00422
3	Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders:		Approve	4,559,398,578	99.99665
			Reject	-	-
			Abstain	152,540	0.00335
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	124,800	0.00274
			No	244,700	0.00537
			Abstain	4,559,006,087	99.99190
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)	Alfredo Egydio Setubal	Approve	4,559,317,227	99.99496
			Reject	98,461	0.00216
			Abstain	131,300	0.00288
		Ana Lúcia de Mattos Barretto Villela	Approve	4,559,320,117	99.99493
			Reject	99,701	0.00219
			Abstain	131,300	0.00288
		Candido Botelho Bracher	Approve	4,558,175,452	99.96992
			Reject	1,238,996	0.02717
			Abstain	132,540	0.00291
		Fábio Colletti Barbosa (Conselheiro Independente)	Approve	4,559,413,288	99.99707
			Reject	-	-
			Abstain	133,700	0.00293
		Frederico Trajano Inácio (Conselheiro Independente)	Approve	4,559,415,688	99.99712
			Reject	-	-
			Abstain	131,300	0.00288
		João Moreira Salles	Approve	4,559,317,227	99.99496
			Reject	98,461	0.00216
			Abstain	131,300	0.00288
		Marco Ambrogio Crespi Bonomi (Conselheiro Independente)	Approve	4,558,116,552	99.96863
			Reject	1,295,496	0.02841
			Abstain	134,940	0.00296
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	4,559,413,288	99.99707
			Reject	-	-
			Abstain	133,700	0.00293
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	4,558,117,792	99.96865
			Reject	1,295,496	0.02841
			Abstain	133,700	0.00293
		Pedro Moreira Salles	Approve	4,559,317,227	99.99496
			Reject	98,461	0.00216
			Abstain	131,300	0.00288
		Ricardo Villela Marino	Approve	4,559,404,788	99.99688
			Reject	8,500	0.00019
			Abstain	133,700	0.00293
		Roberto Egydio Setubal	Approve	4,559,317,227	99.99496
			Reject	98,461	0.00216
			Abstain	131,300	0.00288
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]		Yes	4,543,405,499	99.64973
			No	-	-
			Abstain	15,970,088	0.35027

7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		10,395	7.80177
		Ana Lúcia de Mattos Barretto Villela		10,395	7.80177
		Candido Botelho Bracher		10,395	7.80177
		Fábio Colletti Barbosa (Conselheiro Independente)		13,228	9.92802
		Frederico Trajano Inácio (Conselheiro Independente)		13,228	9.92802
		João Moreira Salles		10,395	7.80177
		Marco Ambrogio Crespi Bonomi (Conselheiro Independente)		10,395	7.80177
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)		13,228	9.92802
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)		10,395	7.80177
		Pedro Moreira Salles		10,395	7.80177
		Ricardo Villela Marino		10,395	7.80177
		Roberto Egydio Setubal		10,395	7.80177
8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	8,372,092	0.18359
			No	161500.00000	0.00354
			Abstain	4,551,614,034	99.81287
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	2,116,400	0.04641
			No	-	-
			Abstain	4,558,031,226	99.95359
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	923,558,625	64.48666
			No	288,600,389	20.15126
			Abstain	220,011,083	15.36208
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	965,700,717	67.42919
			No	311,938,933	21.78086
			Abstain	154,530,447	10.78995
12	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (efetivo) / João Costa (suplente)	Approve	4,559,360,918	99.99583
			Reject	-	-
			Abstain	190,200	0.00417
		José Caruso Cruz Henriques (efetivo) / Reinaldo Guerreiro (suplente)	Approve	4,559,413,288	99.99712
			Reject	-	-
			Abstain	131,300	0.00288
13	Separate election of the fiscal council - Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Artemio Bertholini (efetivo) / Rene Guimarães Andrich (suplente)	Approve	1,423,530,533	93.31784
			Reject	9,109,452	0.59716
			Abstain	92,824,535	6.08500
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$450,000,000.00:		Approve	4,559,342,078	99.99542
			Reject	21,240	0.00047
			Abstain	187,800	0.00412
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	4,558,279,283	99.97211
			Reject	-	-
			Abstain	1,271,835	0.02789

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders' Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 27, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary Stockholders' Meeting held on April 27, 2021 at 11:10 a.m. exclusively held online, is presented below:

Item	Description - extraordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Amend the Bylaws to streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer (items 9.1, 9.3 e 10.3):		Approve	4,569,233,249	99.99713
			Reject	-	-
			Abstain	131,300	0.00287
2	Amend the Bylaws to provide for the setting up of an Executive Committee, the Company's highest executive body, to be defined by the Board of Directors (item 9.2):		Approve	4,569,212,009	99.99666
			Reject	-	-
			Abstain	152,540	0.00334
3	Amend the Bylaws to change the way of the Company's representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee (article 10 and item 10.1):		Approve	4,569,233,249	99.99713
			Reject	-	-
			Abstain	131,300	0.00287
4	Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:		Approve	4,569,232,009	99.99710
			Reject	1,240	0.00003
			Abstain	131,300	0.00287

São Paulo-SP, April 27, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence